

May 16, 2012

Via E-mail
Mark Langer
Executive Vice President and Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

> **Re: Equity One, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-13499**

Dear Mr. Langer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

General

1.   Please provide to us your analysis of the January 4, 2011 acquisition of C&C (US) No. 1, Inc. ("CapCo") used in determining the significance of such acquisition and your conclusion on the requirement to present the financial statements of CapCo.

2.   We note that you consider "net operating income" a key performance indicator. To the extent you consider "same-property net operating income," in future Exchange Act reports please supplement your disclosure of net operating income to also disclose same-property net operating income.

2012 Outlook, page 34

3.   We note you have significant lease expirations in coming years. To the extent known by management, in future Exchange Act reports please discuss whether you expect expiring leases to roll into increased or decreased average effective rents.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 32

Results of Operations, page 39

4.   In future Exchange Act periodic reports, please disclose same-property average occupancy and average effective rent trends, both for the full portfolio and for each segment. In addition, please revise to clarify that average rent disclosure reflects the impact of tenant concessions.

5.   In future Exchange Act reports please disclose how you define "same-property" or "same space."

Item 15. Exhibits and Financial Statement Schedules, page 59

(a) 1. Financial Statements, page 59

Consolidated Balance Sheets as of December 31, 2011 and 2010, page 69

6.   Please tell us how your current disclosure of total assets and liabilities related to consolidated variable interest entities complies with ASC 810-10-50-5A.

Notes to Consolidated Financial Statements, page 75

2. Summary of Significant Accounting Policies, page 75

Business Combinations, page 75

7.   We note that you amortize below-market lease values over the initial term plus the extended term for any leases with bargain renewal periods. Please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

5. Acquisition of a Controlling Interest in CapCo, page 85

8.   Please tell us what additional amounts are captured within the calculation of Income from continuing operations on a pro forma basis for the fiscal year ended December 31, 2011 compared to the reported amount of Income from continuing operations within your Consolidated Statements of Income.

9. Investments in Joint Ventures, page 91

9.   Please tell us why you record your investments in Talega Village Center JV, LLC and Vernola Marketplace JV, LLC on the equity method given your 50.5% ownership interest. Within your response, please cite all appropriate accounting literature relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney at 202.551.3758 or Michael McTiernan, Assistant Director at 202.551.3852 with any other questions.

                                                Sincerely,

                                                /s/ Kevin Woody

                                                Kevin Woody
                                                Accounting Branch Chief